News Release

CIBC declares dividends

Toronto, ON – Aug 29, 2013 – CIBC (TSX: CM; NYSE: CM) announced today that its board of directors declared a dividend of 96 cents per share on common shares for the quarter ending October 31, 2013 payable on October 28, 2013 to shareholders of record at the close of business on September 27, 2013.

Class A Preferred Shares

The board of directors also declared the following dividends per share:

For the quarter ending October 31, 2013 payable on October 28, 2013 to shareholders of record at the close of business on September 27, 2013:

Series 26 – $0.359375

Series 27 – $0.350000

Series 29 – $0.337500

Series 33 – $0.334375

Series 35 – $0.406250

Series 37 – $0.406250

For further information: Mary Lou Frazer, Senior Director, Communications and Public Affairs, 416-980-4111 or Geoff Weiss, Senior Vice-President, Planning, Analysis and Investor Relations, 416-980-5093.